PSA PEUGEOT CITROËN

04012249

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

January 7, 2004

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 15 2004
WASH. D.C.
181

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

dlw 1/20

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

File n° 82-3531

PSA PEUGEOT CITROËN

Financial Information

January 7, 2004

PSA Peugeot Citroën
2003 Sales Stable in a Challenging Market Environment

- **3,286,000 vehicles sold**
- **Up 0.6% over the full year**

PSA Peugeot Citroën's sales were stable in 2003 at 3,286,000 units, compared with 3,267,500 the year before. The Group demonstrated good resilience during the year in a challenging environment shaped by a sharp decline in demand in France and the euro's appreciation against other currencies.

As a result, PSA Peugeot Citroën ended the year with 5.8% of the world market.

Highlights

- Market share in Western Europe for passenger cars and light commercial vehicles stood at 15.4% versus 15.5% in 2002 and 15% in 2001, allowing PSA Peugeot Citroën to maintain its position as Europe's second-largest carmaker. Group registrations declined 2.1% to 2.46 million vehicles, on a par with the 1.6% decrease in the market as a whole.

- The Group continued to rank second in Europe for passenger cars, with 2,105,000 registrations and a market share of 14.8%, versus 15.1% in 2002.

- PSA Peugeot Citroën strengthened its position as Europe's leading manufacturer of light commercial vehicles, widening its market share by nearly one point to 20.0% with 354,000 registrations during the year.

Group strengths in 2003

- The Peugeot 206 confirmed its popularity and demonstrated its on-going resilience in 2003, with unit sales down just 2% to 819,000.

- Supported by the introduction of a coupe-cabriolet version in September 2003, unit sales of the Peugeot 307 rose 3% to 560,000. The 307 has won many awards since its market launch in May 2001, including European Car of the Year 2002.

File n° 82-3531

- For Citroën, the year was shaped by the marketing success of the Citroën C3, launched in April 2002. The C3 contributed strongly to the marque's overall sales growth, selling 342,000 units in 2003. Among its many awards, the model was voted Car of the Year 2003 in Spain.

- Launched in the last quarter of 2003, the Citroën C2 was well received. This new model should help the marque widen its share in the small car segment in 2004.

- As in past years, the Citroën Berlingo and Peugeot Partner pursued their growth, with unit sales up 8% to 179,000 for the Berlingo and up 14% to 135,000 for the Partner.

- Thanks to the success of the Peugeot 807 and Citroën C8, large MPV sales more than doubled to 62,000 units.

Widespread application of high-pressure direct injection (HDI) technology helped respond to strong demand from European customers for diesel vehicles.

Western Europe

PSA Peugeot Citroën recorded 2.46 million passenger car and light commercial vehicle registrations in Western Europe in 2003. This represented a decline of 2.1%, on a par with the 1.6% decrease in the market as a whole. As a result, market share in the 17-country region held steady at 15.4%, versus 15.5% in 2002, despite the sharp decline in French demand.

PSA Peugeot Citroën is market leader in France, Spain, Belgium, Portugal, the Netherlands and Denmark and ranks second in Italy, Austria, Greece and Switzerland. Its market share exceeds 10% in 14 of the 17 Western European countries.

- **In France**, passenger car and light commercial vehicle registrations totaled 793,656, for a market share of 33.2%. Overall, Group registrations were down 8.2% compared with 6.2% for the market as a whole. Citroën's share widened to 14.3% from 14% the year before, while Peugeot's edged back from 19.9% to 18.9%.

- **In Spain**, the Group maintained its leadership position in passenger cars and light commercial vehicles with a market share of 22.4%. Citroën, which ranks second in passenger cars and first in light commercial vehicles, recorded 200,000 registrations, an increase of 5.3% in a market up 4.9%. Peugeot gained 2.6% with 176,000 registrations during the year.

- **In the United Kingdom,** where market share came to 11.9%, the Group was affected by the euro's appreciation against the pound. This is PSA Peugeot Citroën's third-largest market in volume. In response to the decreasing profitability of its UK marketing operations, PSA Peugeot Citroën has decided to partially withdraw from the least-profitable market segments. Sales declined 9.1% in 2003.

- **In Germany**, unit sales continued to rise, to 201,000 units. Registrations grew 7.9% while the overall passenger car and light commercial vehicle market declined by 0.7%, making for a market share of 5.9% versus 5.4% in 2002.

- **In Italy**, where overall demand declined by 4.9%, PSA Peugeot Citroën significantly increased its market share for the second year in a row. With registrations up 7.7% to 264,000, the Group's share widened by 1.3 points to 10.9%. In particular, this reflects a 36.6% gain at Citroën, mainly led by the popularity of the Citroën C3.

Outside Western Europe

Outside Western Europe, unit sales rose 15.2% to 818,000, of which 562,000 Peugeots and 256,000 Citroëns. This represented 24.9% of total Group sales, versus 21.7% in 2002 and 18.8% in 2001.

- **In Latin America,** unit sales decreased 2% to 107,000 in a still difficult economic environment. Brazilian registrations declined 13% in a market down 8%, making for a market share of 4.3% versus 4.5% the year before.

- **In Central and Eastern Europe,** unit sales rose 28% to 216,000. In the six main Central European countries (Poland, Hungary, Czech Republic, Slovenia, Croatia and Slovakia) plus Turkey, unit sales increased 27% to 169,000. The Group has enjoyed sustained growth in market share, from 5.1% in 1997 to 12.7% in 2003.

- **In China**, the Group sold 104,000 Citroëns, an increase of 22%. Sales have practically doubled in the past two years. In partnership with Dongfeng motors, the Group announced yesterday that production capacity at Dongfeng Peugeot Citroën Automobiles (DPCA) will be lifted to 300,000 vehicles per year as from the second half of 2006. DPCA should continue to see strong production and sales growth as it pursues an ambitious product plan and introduces the Peugeot marque in 2004.

- **In Iran**, CKD sales rose 43% to 199,000 units in 2003 from 156,000 in 2002, of which 192,000 for Peugeot.

File n° 82-3531

Outlook for 2004

New model launches will begin to produce an impact in the second half of the year. As a result, early 2004 sales should remain on the same trend as in the last six months of 2003. Further out, new models, particularly the Peugeot 407, should enable the Group to return to faster growth.

In light of this situation, PSA Peugeot Citroën anticipates a moderate increase in sales in 2004.

PSA Peugeot Citroën: Worldwide sales of passenger cars and light commercial vehicles

	2002		2003	
Western Europe	Peugeot	1,461,800	Peugeot	1,352,000
	Citroën	1,095,200	Citroën	1,116,000
	Total PSA	2,557,000	Total PSA	2,468,000
Outside Western Europe	Peugeot	493,600	Peugeot	562,000
	Citroën	216,900	Citroën	256,000
	Total PSA	710,500	Total PSA	818,000
Total	Peugeot	1,955,400	Peugeot	1,914,000
	Citroën	1,312,100	Citroën	1,372,000
	Total PSA	3,267,500	Total PSA	3,286,000